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UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF NEW YORK
----------------------------------------x

ULTRAK, INC.,                           :
derivatively on behalf of                         No. 00 CV 6303 L(B)
DETECTION SYSTEMS, INC.,                :

                   Plaintiff,           :

         -against-                      :
                                                  AMENDED
KARL H. KOSTUSIAK, DAVID B.             :         SHAREHOLDER'S
LEDERER, DONALD R. ADAIR,                         DERIVATIVE
MORTIMER B. FULLER III                  :         COMPLAINT
and EDWARD C. McIRVINE,
                                        :
                   Defendants,
                                        :
         -and-
                                        :
DETECTION SYSTEMS, INC.,
                                        :
                   Nominal Defendant.
                                        :
----------------------------------------x

     Plaintiff Ultrak, Inc. ("Ultrak"), by and through its attorneys, Ward, Norris, Heller & Reidy, LLP and Willkie Farr & Gallagher, for its amended complaint in this action alleges as follows:

                                  INTRODUCTION
                                  ------------

     1. Ultrak brings this action against the members of the Board of Directors of Detection Systems, Inc. ("DSI" or the "Company") to preliminarily and permanently enjoin the triggering of certain provisions of, and to invalidate, three employment, non-competition, disability and retirement agreements (the "Agreements") which the defendant directors caused the Company to enter into with its Chief Executive Officer, President and Chairman, Karl H.



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Kostusiak ("Kostusiak"), and its then Vice President, Business Development,
David B. Lederer ("Lederer").

     2. The Agreements are shockingly unfair to the Company. They contain terms that are so egregious and provide for payments to Kostusiak and Lederer that are so excessive on their face that they could only have been the product of a flagrant abuse of defendants' responsibilities as directors of the Company, and a breach of their fiduciary duties to the Company and its shareholders.

     3. The Agreements provide that upon a "change in control" of the Company -- defined broadly to include not only a sale or merger of the Company, but also a change in only 35% of its Board of Directors (i.e., only two of the five directors) -- Kostusiak and Lederer (who was not even a full time employee of the Company at the time that the Agreements were entered into) can quit -- even if the new Board does not change their titles or responsibilities -- and unilaterally require the Company to pay them colossal sums in relation to the Company's size and income.

     4. At the time the Agreements were approved, the then present value of the payments to Kostusiak and Lederer, if triggered, would have amounted to almost $11,000,000 -- i.e., nearly one-fifth of the Company's entire market capitalization at the time, and nearly two-and-a-half times its entire net income for the fiscal year ended March 31, 1999. If the Agreements were triggered as of July 1, 2000, payments under them to Kostusiak and Lederer would amount to almost $8,000,000, over 13% of the Company's market capitalization and 230% of its entire net income for the fiscal year ended March 31, 2000.

     5. Equally amazing, the Agreements provide that if either Kostusiak or Lederer is terminated for cause - narrowly defined to include, among other things, such


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egregious acts as theft of Company funds -- he would still be entitled to receive full benefits for three years or for the remainder of the five year duration of the Agreements, whichever is longer, subject only to repayment of any monetary damages suffered by the Company. Furthermore, based on information made publicly available by the Company, the making of such payments could cause the Company to violate various covenants included in its credit agreement.

     6. The Agreements are so excessive and egregiously unfair on their face that they discourage and impair transactions, such as a sale or merger of the Company, that would enhance shareholder value, while entrenching current management. Equally important, they impair the ability of shareholders to exercise their franchise to replace even two of the five Company directors, thus severely impinging upon DSI shareholders' rights to exercise corporate democracy. The Agreements have the intended effect of artificially limiting efforts to enhance shareholder value or any change in composition of the Company's Board of Directors because would-be acquirors or even shareholders desiring to obtain just minority representation on the Board face the prospect that, if successful, they will trigger the dissipation of a sizeable portion of the Company's value to Kostusiak and Lederer.

     7. Accordingly, plaintiff brings this action for preliminary and permanent injunctive relief enjoining the making of any payments under the Agreements and to invalidate, set aside or rescind the Agreements, as well as for monetary damages, and for other relief.

                                     PARTIES
                                     -------

     8. Plaintiff Ultrak, Inc. is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in Texas. Ultrak beneficially owns 1,335,100 shares of the common stock of DSI, representing approximately 21% of the outstanding shares of common stock. Ultrak is the largest shareholder of DSI.


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     9. Nominal defendant DSI is a corporation organized and existing under the laws of the State of New York with its principal place of business at 130 Perinton Parkway, Fairport, New York 14450. DSI is a supplier of equipment to the electronic protection industry, and designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and closed circuit television applications, offering products primarily for the commercial and mid- to high-end residential portions of the market. DSI is named as a nominal defendant solely in a derivative capacity, and this action is brought in order to obtain relief on its behalf.

     10. Defendant Kostusiak is, and at all relevant times has been, the Chief Executive Officer, President, and Chairman of the Board of Directors of the Company. Upon information and belief, Kostusiak is a citizen and resident of New York.

     11. Defendant Lederer is, and at all relevant times has been, a director of the Company. Prior to April 1, 1998, Lederer was Executive Vice President of the Company. Between April 2, 1998 and April 2000, Lederer was employed part-time by the Company as its Vice President, Business Development. According to the Company's recently-filed Form 10-K for the fiscal year ended March 31, 2000, in April 2000, Lederer once again became employed full-time and was again given the title of Executive Vice President. Despite this newly-disclosed change in his employment status, the Company's Form 10-K still reports that Lederer is employed pursuant to the part-time employment agreement described herein, so that it does not appear that there has been any change to or reduction in the benefits Lederer receives under the Agreements. Upon information and belief, Lederer is a citizen and resident of New York.

     12. Defendant Donald R. Adair is, and at all relevant times has been, a director of the Company. Adair executed the Agreements on behalf of the Company and is


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Chairman of the DSI Board of Directors' Compensation Committee which approved the Agreements. Upon information and belief, Adair is a citizen and resident of New York.

     13. Defendant Mortimer B. Fuller III is, and at all relevant times has been, a director of the Company. Fuller is a member of the DSI Board of Directors' Compensation Committee which approved the Agreements. Upon information and belief, Fuller is a citizen and resident of New York.

     14. Defendant Edward C. McIrvine is, and at all relevant times has been, a director of the Company. McIrvine is a member of the DSI Board of Directors' Compensation Committee which approved the Agreements. Upon information and belief, McIrvine is a citizen and resident of Virginia.

     15. Defendants Kostusiak, Lederer, Adair, Fuller and McIrvine are sometimes referred to collectively herein as the "Director Defendants."

                             JURISDICTION AND VENUE
                             ----------------------

     16. This Court has jurisdiction over this action pursuant to 28 U.S.C.ss.1332, in that the action is between citizens of different States and the matter in controversy exceeds the sum or value of $75,000.

     17. Venue is properly laid in this District pursuant to 28 U.S.C.ss.1391, in that a substantial part of the events and omissions giving rise to plaintiff's claim occurred in this District.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

     18. Ultrak has been a shareholder of DSI since 1998. By March of that year, Ultrak had acquired 5% of the outstanding shares of common stock of DSI. Ultrak increased its


                                      -5-

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holdings of DSI common stock in the following two years. By June 1999, Ultrak owned 1,335,000 shares, representing 21% of the outstanding common stock. During this time, Ultrak held DSI common stock primarily for investment purposes.

     19. The Company's recent financial performance has been poor. The Company reported net income for the fiscal year ending March 31, 2000 of only $3.47 million, or 55(cent) per share -- as compared to $4.47 million, or 71(cent) per share, for the fiscal year ending March 31, 1999.

     20. During the past five years, the performance of DSI's stock has been dismal. Based on figures reported by the Company itself in its 1999 proxy statement, the stock showed a mere 4.1% compound annual growth rate between 1994 and 1999. Meanwhile, the two stock indices to which the Company compared itself in its 1999 proxy statement -- the Nasdaq Index and the Electronic Industry Index -- showed compound growth rates over the same period of 27.9% and 38.3%, respectively.

     21. As the Company's largest shareholder, Ultrak was disappointed in these results and approached Kostusiak about its concerns and enhancing shareholder value. Kostusiak and the other Director Defendants have been unresponsive and have done nothing to improve shareholder value. As a result, Ultrak decided to seek to replace a majority of the Board of Directors at the Company's upcoming annual meeting, which is expected to take place in August 2000.

     22. Notwithstanding the Company's dismal financial and stock performance, the Director Defendants caused the Company to enter into highly lucrative employment, disability, non-competition and retirement agreements on or about June 1, 1999 with Kostusiak and Lederer. The Agreements consist of an Employment Agreement and a Non-Competition, Disability, and Retirement Agreement with Kostusiak and a Part-Time Employment, Non-Competition,


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Disability, and Retirement Agreement with Lederer.

     23. The Agreements provide for a five-year term of employment for Kostusiak and Lederer, including generous salary, bonuses, incentive compensation, stock options, medical and insurance benefits. In addition, the Agreements provide that upon retirement, Kostusiak and Lederer will receive retirement benefits, non-competition payments, and payments for consulting services. As detailed below, the Agreements also provide for extraordinary and wasteful payments to Kostusiak and Lederer upon a "change in control".

     24. The Agreements contain terms that are so unfair to DSI and provide for payments to Kostusiak and Lederer so exorbitant as to constitute naked gifts of the Company's assets to these defendants.

     25. Under the Agreements, either Kostusiak or Lederer can be terminated for cause. "Cause," however, is defined exceedingly narrowly, and consists only of misappropriation of funds or trade secrets, personally profiting from an illegal Company transaction with a third party, knowingly illegal action, and excessive absenteeism. Moreover, even if terminated for cause, these defendants would still be entitled to the full range of benefits under the Agreements for the remainder of the term or three years, whichever is longer -- subject only to repayment to the Company of any monetary damage suffered by it as a result of their wrongdoing. This provision means that Kostusiak or Lederer could literally steal from the Company and still receive virtually all payments under the Agreements.

     26. The Agreements also contain extraordinary "golden parachute" provisions in the event of a "change in control" of the Company. "Change in control" is defined broadly to include a sale or merger of the Company, or even a change in only 35% of the Board of Directors


                                      -7-

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(i.e., a minority of only two in five directors). Thus, in the latter instance,
Kostusiak and Lederer would become entitled to benefits even though no actual change in control took place and a majority of the current Board of Directors continued in office. Moreover, upon any such "change in control," Kostusiak and Lederer may quit, merely upon 30 days' notice to the Company, and still receive a full package of benefits; there is no requirement that they be fired or demoted. Thus, unlike other severance arrangements -- which exist both to protect key officers against termination following a change in control and to ensure that their services, where desired, will be available after a change in control -- the Agreements benefit only Kostusiak and Lederer and confer no benefit on the Company.

     27. The benefits to which Kostusiak and Lederer would be entitled upon a "change in control" are exorbitant:

     (a) Under the Agreements, upon a change in control, Kostusiak and Lederer are entitled to cash severance payments of three times their highest total cash compensation (including salary and bonuses) in any of the three fiscal years completed prior to termination. At the time they were approved by the Company on June 1, 1999, these cash payments, if triggered, would have amounted to $1,846,299 and $1,477,110 to Kostusiak and Lederer, respectively.

     (b) Under the Agreements, Kostusiak and Lederer or their spouses would be entitled to receive retirement benefits from age 69 until the later of their death or the death of their spouses. These retirement benefits are in addition to all other retirement benefits that Kostusiak and Lederer may be entitled to from the Company, such as by participation in the Company's pension and 401(k) plans. Assuming an 85-year lifespan and spouses of similar age, on June 1, 1999, the present value of these payments, if triggered, would have amounted to


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$1,588,526 and $578,084 to Kostusiak and Lederer, respectively. To fund these obligations, the Company would be obligated to deposit cash (or an annuity policy paid for in cash) in the full amounts set forth above into a "rabbi trust" for the benefit of Kostusiak and Lederer.

     (c) The Agreements would entitle these defendants to cash payments representing the amounts the Company would expend on "benefits" on their behalf for a three-year period following termination. Under conservative assumptions based on benefits for general health and welfare, auto, and funding of these defendants' 401(k) plans, on June 1, 1999, these payments, if triggered, would have amounted to $83,400 and $75,300 to Kostusiak and Lederer, respectively.

     (d) The Agreements would entitle these defendants to annual fees equal to or greater than $154,500 and $123,600, respectively, for Kostusiak and Lederer, subject to adjustment for inflation, and continuing through age 69, for abiding by non-competition agreements between these defendants and the Company. On June 1, 1999, the present value of these payments, if triggered, would have been $1,172,808 and $1,019,488 to Kostusiak and Lederer, respectively. To fund these obligations, the Company would be obligated to deposit cash (or an annuity policy paid for in cash) in the full amounts set forth immediately above into a "rabbi trust" for the benefit of Kostusiak and Lederer.

     (e) Under the Agreements, both Kostusiak and Lederer and their spouses would continue to receive medical benefits throughout their lifetimes. Under conservative assumptions of monthly medical payments, lifespans, spouses' ages, inflation and discount rate, on June 1, 1999, the present value of these payments, if triggered, would have been $448,400 and $472,400 to Kostusiak and Lederer, respectively.


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     (f) The Agreements would entitle Kostusiak and Lederer to continue to receive fringe benefits throughout their lifetimes. Under conservative assumptions of yearly benefits, lifespans and discount rate, on June 1, 1999, the present value of these payments, if triggered, would have been $116,049 and $120,641 to Kostusiak and Lederer, respectively.

     (g) Under the Agreements, the Company is obligated to make tax "gross-up" payments to Kostusiak and Lederer, the net effect of which is to provide additional amounts to these defendants for the purpose of paying excise taxes applicable (pursuant to Section 280G of the Internal Revenue Code) to payments received by these defendants under the Agreements. The gross-up provisions also require that the gross-up payment include amounts to cover all federal, state and local income taxes that Kostusiak and Lederer are required to pay by virtue of receiving the gross-up payment itself. On June 1, 1999, the value of these cash payments, if triggered, would have been $968,850 to Kostusiak and $782,280 to Lederer.

     (h) Under the Agreements, the Company is obligated to repay any policy loans taken by Kostusiak and Lederer on life insurance policies on their lives, and to transfer all title in such policies to them.

     28. With respect to Lederer, all of these benefits are even more inappropriate in that Lederer was not even a full-time employee of the Company at the time the Agreements were approved, and it is extremely unusual that someone employed by the Company purely on a part-time basis would receive benefits in the nature of those which the Company provided to Lederer in the Agreements.

     29. In sum, at the time they were entered into by the Company on June 1, 1999, the Agreements, if triggered, would have resulted in payments to defendants Kostusiak and Lederer with a present value of $6,224,332 and $4,525,303, respectively -- for a total of


                                      -10-

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$10,749,635. At that time, this amounted to nearly 20% of the Company's entire
$55,445,643 market capitalization and nearly two-and-a-half times the Company's $4,471,000 after-tax net income for the previous fiscal year.

     30. If triggered as of July 1, 2000, the Agreements would have resulted in payments to defendants Kostusiak and Lederer of $5,184,957 and $2,754,892 -- for a total of $7,939,849 -- i.e., over 13% of the Company's entire market capitalization at the time and nearly 230% of its $3,468,000 after-tax net income for the previous fiscal year. Furthermore, based on information which the Company has made publicly available, the payment of such sums by the Company could violate various covenants included in its credit agreement.

     31. The Agreements, if triggered, will not only result in substantial dissipation of Company assets, but also impair the ability of Ultrak and any other shareholder who sought to change the composition of the Board of Directors, or even to obtain two seats on the Board, from doing so. Under the express terms of the Agreements, if even a minority of new directors (two out of five Board members) are elected, Kostusiak and Lederer will have the right to walk away and take with them a sizeable percentage of the Company's worth. The Director Defendants therefore have imposed on shareholders an enormous and gratuitous cost for choosing to elect even a minority of non-management Board nominees. Any shareholder who realizes that his investment could be diluted in this manner will surely be reluctant to vote for a change no matter how beneficial or necessary it may be.

     32. The Director Defendants have also taken other recent steps to impair the ability of stockholders to change the Board of Directors. In February 2000, these defendants caused the Company to remove provisions from its bylaws that allowed a majority of shareholders to call a special meeting. As a result, shareholders can only exercise their rightful


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control over the composition of the Board and take other proper shareholder action at an annual or special meeting called by the Company. In addition, these defendants added to the bylaws requirements that shareholders who are nominating candidates for director or making other proposals do so significantly before the annual meeting.

                                CLAIM FOR RELIEF
                                ----------------

     33. Plaintiff realleges and incorporates by reference each and every allegation contained above.

     34. This Claim is brought derivatively by plaintiff on behalf of the Company against the Director Defendants for breach of their fiduciary duties owed to the Company and its shareholders.

     35. The Director Defendants are fiduciaries of the Company and all of its public shareholders and owe to them the duty to conduct the business of the Company loyally, faithfully, carefully, diligently and prudently.

     36. The Director Defendants breached their fiduciary duties to the Company by causing the Company to enter into Agreements with Kostusiak and Lederer that constitute excessive compensation to Kostusiak and Lederer and a waste of the Company's assets, that contain other provisions which are unconscionable, and that impose enormous and gratuitous costs on shareholders for choosing to elect even a minority of non-management Board nominees, thereby impairing the shareholders' franchise.

     37. The actions of these defendants in causing the Company to enter into the Agreements constitute a waste of corporate assets which no reasonably diligent board of directors acting in a good faith exercise of its fiduciary duties would have approved. The


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Agreements were so excessive and unfair when approved as to be, on their face, not the product of a valid exercise of business judgment.

     38. The Company and its shareholders have been injured by reason of these defendants' breach of their fiduciary duties to the Company. Plaintiff, as a shareholder and derivative representative of the Company, seeks a preliminary and permanent injunction, damages, and other relief for the Company as hereinafter set forth.

     39. The Company and its shareholders will be irreparably injured if the making of payments under the Agreements is not enjoined. The shareholders' right to freely exercise their franchise at the upcoming election and the ability of the Company to enter into a sale or other transaction which will enhance shareholder value will be impaired unless such injunctive relief is granted. Many shareholders otherwise inclined to vote for non-management nominees to the Board at the upcoming election will nonetheless decline to do so, if the price of doing so is the transfer of a sizeable portion of the Company's wealth to Kostusiak and Lederer.

                             DERIVATIVE ALLEGATIONS
                             ----------------------

     40. Plaintiff is now and was, at the time of the transactions that form the basis of the complaint, a shareholder of the Company.

     41. Plaintiff brings this action derivatively in the right of and for the benefit of the Company to redress injuries suffered and to be suffered by the Company as a direct result of the Director Defendants' wrongdoing.

     42. Plaintiff will adequately and fairly represent the interests of the Company and its shareholders in enforcing and prosecuting their rights.

     43. This action is brought to remedy violations of applicable law.


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     44. Plaintiff has not made any demand on the present Board of Directors of the Company to institute this action because such demand would be a futile and useless act because approval of the Agreements was so egregious on its face that it could not have been the product of the Director Defendants' sound business judgment and clearly represents a waste of corporate assets. As detailed herein, the provisions of the Agreements entrench current management at the expense of shareholder democracy and, in the event of a "change in control," impose a financial burden on the Company so excessive as to be truly extraordinary in light of the Company's size and income. As noted above, if the Agreements were triggered as of July 1, 2000, payments under them to Kostusiak and Lederer would amount to nearly $8 million, over 13% of the Company's market capitalization and 230% of its net income for the entire fiscal year ended March 31, 2000. As the recipients of the Agreements, defendants Kostusiak and Lederer obviously are the beneficiaries of their egregiously unfair terms. The remaining Director Defendants, Adair, Fuller and McIrvine, constituted the Compensation Committee of the Company which caused the Company to enter into the Agreements in breach of their fiduciary duties.

     45. This action is not a collusive one to confer jurisdiction on a court of the United States which it would not otherwise have.

     WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring that the Director Defendants have breached their fiduciary duties to the Company;

     B. Invalidating, setting aside or ordering rescission of the Agreements;

     C. Granting preliminary and permanent injunctive relief enjoining the making of any payments under the Agreements;


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     D. Awarding against the Director Defendants and in favor of the Company damages in the amount sustained by the Company or which will be sustained by the Company as a result of these defendants' violations of law alleged herein;

     E. Awarding plaintiff its reasonable attorneys' fees, experts' fees and other reasonable costs and expenses; and

     F. Granting such other and further relief as this Court may deem just and proper.

Dated: Rochester, New York
       July 11, 2000

                                        WARD, NORRIS, HELLER & REIDY, LLP

                                        By: /s/ Harold A. Kurland
                                            ------------------------------
                                            Harold A. Kurland

                                        Two State Street
                                        Suite 1000
                                        Rochester, NY  14614
                                        (716) 423-5900


                                        WILLKIE FARR & GALLAGHER

                                        By: /s/ Stephen Greiner
                                            ------------------------------
                                            Stephen Greiner
                                            Jeanne M. Luboja

                                        787 Seventh Avenue
                                        New York, NY  10019
                                        (212) 728-8000

                                        Attorneys for Plaintiff Ultrak, Inc.


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                                  VERIFICATION
                                  ------------

STATE OF TEXAS             )
                           :     .ss:
COUNTY OF DENTON           )

     MARK L. WEINTRUB, being duly sworn under penalty of perjury, deposes and says:

     I am the Vice President -- Administration and the General Counsel of Ultrak, Inc., the plaintiff in this action. I have read the foregoing Amended Shareholder's Derivative Complaint and know the contents thereof to be true based upon my personal knowledge, except as to those matters stated to be on information and belief, which I believe to be true based on publicly available information, and except as to certain analyses of the terms and financial import of the Agreements (as defined therein), which I believe to be true based on the advice of Ultrak's advisers.

                                             /s/ Mark L. Weintrub
                                        ----------------------------------
                                                 MARK L. WEINTRUB



Sworn to before me this
____ day of July 2000



-------------------------------
         Notary Public


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